

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2024

Guy M. Oliphint
Chief Financial Officer
Permian Resources Corporation
300 N. Marienfeld St.
Suite 1000
Midland, TX 79701

Re: Permian Resources Corporation
        Form 10-K for the Fiscal Year Ended December 31, 2023
        File No. 001-37697

Dear Guy M. Oliphint:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation